Mail Stop 6010

August 29, 2007

VIA U.S. MAIL AND FAX (727) 231-3525

Mr. Forbes I. J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the year ended August 31, 2006**
> **Filed May 15, 2007**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended August 31, 2006

General

1.   We note the disclosure on page 55 of your Form 10-K and pages 20, 21 and 32 of
        your Form 10-Q for the nine-months ended May 31, 2007, that purchased
        intangible assets were valued by an independent valuation firm. While in future
        filings management may elect to take full responsibility for valuing the equity
        instruments, if you choose to continue to refer to the expert in any capacity,
        please revise future filings, beginning with your next 10-Q, to name the
        independent valuation firm. In addition, please note that if you intend to
        incorporate your Form 10-K by reference into any registration statement, you will
        be required to include the consent of the independent valuation firm as an exhibit
        to the registration statement.

Item 7. Management's Discussion and Analysis, page 44

2.   Please revise in future filings to include a separately captioned section to discuss
        any off-balance sheet arrangements that have or are reasonably likely to have a
        current or future effect on your financial condition. We refer you to Item
        303(a)(4) of Regulation S-K.

Liquidity and Capital Resources, page 75

3.   Revise future filings to define, in greater detail, the financial and other covenants
        that you are required to maintain under your loans and notes payable agreements.

Item 9A. Controls and Procedures, page 83

4.   We note your disclosure that your "CEO and CFO concluded that the design and
        operation of [your] Disclosure Controls were effective to ensure that information
        required to be disclosed by [the company] in reports that [you] file or submit
        under the Exchange Act is recorded, processed, summarized and reported within
        the time periods specified in Securities Exchange Commission rules and forms."
        Revise in future filings to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure. See Exchange Act Rule 13a-15(e).

5.   In light of the fact that it appears that a material weakness existed with respect to
        your stock option grant practices, tell us and revise future filings to disclose in

reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Financial Statements, page 97

Note 1. Description of Business and Summary of Significant Accounting Policies, page 107

h. Revenue Recognition, page 108

6.   We see that you derive certain of your revenues from after-market services, design services and excess inventory sales. Please tell us more about the specific nature of these products and services and how you recognize the related revenue.

Note 10. Pension and Other Postretirement Benefits, page 141

7.   It appears that you maintain both foreign and domestic pension and post retirement benefit plans. Please tell us why you believe it is appropriate to combine the disclosures related to these plans. We refer you to the guidance in paragraphs 6-7 of SFAS 132(R).

Note 14. Concentration of Risk and Segment Data, page 153

b. Segment Data, page 154

8.   We noted the significant amount of other non-allocated charges in your segment income reconciliation to income before income taxes. Considering the significance of these charges, please tell us about the primary components of these non-allocated charges and how management reviews these charges as part of managing the business.

Form 8-K filed January 17, 2007

9.   We note you filed a Form 8-K announcing the successful completion of your acquisition of Green Point for approximately $870.7 million. It appears you may meet one or more of the significance tests under Rule 1-02(w) to provide historical financial statements for Green Point.   Please provide us with your significance tests as set forth under Rule1-02(w) along with the reason why you believe financial statements of Green Point in your previously filed Form 8-K were not required. Refer to the guidance in Rule 3-05 and Rule 1-02(w) of Regulation S-X.

Form 10-Q for the Three and Nine-Months Ended May 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 33

10.   We noted that other expense for the nine-months ended May 31, 2007 includes $8.4 million of "other income" related to proceeds received in the first quarter of fiscal year 2007 in connection with facility closure costs. Please tell us more about these costs and why you believe your classification as non-operating expense is appropriate.

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief